Via EDGAR and Federal Express

January 27, 2021

Attention:	Amanda Kim Stephen Krikorian Mitchell Austin Jan Woo

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	New Providence Acquisition Corp. Preliminary Proxy Statement of Schedule 14A Filed December 23, 2020 File No. 001-39040

Ladies and Gentlemen:

Set forth below are the responses of New Providence Acquisition Corp. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 19, 2021 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, CIK No. 0001780312, initially filed with the Commission on December 23, 2020 (the “Proxy Statement”).

Concurrent with the submission of this letter, we are submitting an Amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Amended Proxy Statement unless otherwise specified.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Business Combination
How will SpaceMobile be managed following the Business Combination...?, page 14

1.	Please revise here to disclose Mr. Avellan’s voting and economic interests in SpaceMobile and note that the company will be a “controlled company” as a result. Cross-reference to a more detailed discussion of the implications of SpaceMobile’s status as a “controlled company.”

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on pages 14 and 15 to reflect the Staff’s comment.

What is an “Up-C” Structure?, page 17

2.	Please revise to further describe the practical effects and implications of the Up-C structure. For example, disclose your voting and economic interests in AST, describe your role as managing member of AST and note that this will give you control over the affairs and decision-making of AST. Finally, explain that you will consolidate the financial results of AST.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on page 17 to reflect the Staff’s comment.

What vote is required to approve the Proposals?, page 19

3.	In light of the vote requirement, please revise to discuss how the voting requirement and the letter agreement make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the letter agreement that would be required to approve the business combination proposal if only a quorum of NPA shares are present.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on page 19 to reflect the Staff’s comment.

Summary of the Proxy Statement
Organizational Structure, page 32

4.	Please revise the post-closing diagram to clarify the economic and voting interests of SpaceMobile and the Existing Equityholders over AST.

RESPONSE:

Pursuant to the Staff’s request, we have revised the diagram on page 32 accordingly. See percentage corrections to diagram.

Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 84

5.	Please clarify whether Class B and Class C shares of common stock will remain outstanding if the AST common units are exchanged for Class A common stock or redeemed for cash. Provide an example that illustrates the effect of exchanging AST common units into Class A common stock on the voting and economic rights of all parties.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on pages 85 through 87 to reflect the Staff’s comment and provide illustrative examples of the effect of exchanges on the voting and economic rights of all parties.

6.	Revise to add a table that presents the voting rights of each class of common stock outstanding in addition to current table that presents ownership percentages.

RESPONSE:

Pursuant to the Staff’s request, we have provided a table on page 86 that presents the voting rights of each class of common stock outstanding.

Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 93

7.	Please revise adjustment (K) to describe the redemption terms of AST common units. This disclosure should clearly indicate why these units are classified as temporary equity and describe how the redemption amount was determined. Explain why the redeemable non-controlling interest amount changes under the two scenarios. Please provide how you determined the value of redeemable non-controlling interest, including disclosing the number of AST common units outstanding. You disclose that Class B common stock and Class C common stock are intended to correspond with AST common units held by investors. Tell us how the fair value of the shares of Class A common stock factored into this valuation.

RESPONSE:

We understand that whether an equity investment is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issuer can be complex and that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the instrument to be classified in temporary equity.

As noted in the Proxy Statement, in connection with the consummation of the business combination with AST, we will amend and restate the AST operating agreement in its entirety. The current form of A&R Operating Agreement provides that the AST Common Units not held by NPA provide each member with the right to cause NPA to redeem its AST Common Units in whole or in part at any time and from time to time following the waiver or expiration of the lock-up period pursuant to the Stockholders’ Agreement. NPA, as the Managing Member of AST, shall have the option to elect to have the redeemed AST Common Units redeemed for either shares of Class A Common Stock or cash as set forth in the A&R Operating Agreement (the “Cash Settlement”). However, because the noncontrolling interests holders collectively appoint the majority of NPA’s directors (specifically, Mr. Avellan, as the holder of a majority of the voting rights and director appointments), the settlement method for any redemption or exchange of AST Common Units arguably would not be fully in NPA’s control. Therefore, because there is a scenario outside of NPA’s control that may result in settlement of the noncontrolling interests in cash, we previously classified the noncontrolling interest as temporary equity in the pro forma balance sheet.

After further consideration, we have elected to make it clear that NPA will fully control the settlement method for all redemptions or exchanges of AST Common Units. To accomplish this, we have updated the form of A&R Operating Agreement to become effective at the closing of the business combination to provide that NPA will establish a committee to exercise full control over all decisions on settlement for noncontrolling interest redemptions. The committee, which will be named the Redemption Election Committee, will have the fiduciary duties to act in the best interests of all of the Company’s stockholders, will be delegated the full power of the board of directors in respect of redemption settlement decisions, and will consist solely of directors that are neither nominated by, or affiliated with, any noncontrolling interest holders. Further, the settlement decisions made by the Redemption Election Committee will be solely in the Company’s control and cannot be overridden or vetoed by other board members, including Mr. Avellan. In addition, we have updated the form of Stockholders’ Agreement to become effective at the closing of the business combination to provide that until such date as the Stockholder Parties collectively control less than 50% of the total voting power of the Company, the Stockholder Parties will take all necessary action to cause the Company and the Company’s board of directors to maintain the Redemption Election Committee and its delegated powers.

In making our accounting conclusion, we considered ASC 480-10-S99-3A which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer. Additionally, we considered the Staff’s views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”). In particular, we considered the following example provided by the Staff:

Example 2. A preferred security that is not required to be classified as a liability under other applicable GAAP may have a redemption provision that states it may be called by the issuer upon an affirmative vote by a majority of its board of directors. While some might view the decision to call the security as an event that is within the control of the Company because the governance structure of the company is vested with the power to avoid redemption, if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required. In other words, any provision that requires approval by the board of directors cannot be assumed to be within the control of the issuer. All of the relevant facts and circumstances should be considered.

The Company respectfully advises the Staff that after evaluating the guidance set forth above and based on the specific facts and circumstances applicable to the Company, including the revisions of the A&R Operating Agreement to be entered into at the closing of the business combination, the Company concludes that the noncontrolling interest should be presented within permanent equity in the pro forma balance sheet.

Pursuant to the Staff’s request, adjustment (K) has been revised to describe the redemption terms of the AST common units, how the noncontrolling interest was determined including how amounts change under the two scenarios, and the reasons that the units are classified as permanent equity. Please see pages 97 and 98 for the revised adjustment (K) description. Additionally, we have revised our proxy to clarify that any noncontrolling interest settlement decision will be subject to the approval of our committee. Please see pages 30, 124, and 222 .

Proposal No. 1 - The Business Combination Proposal
The Board's Reasons for Approving the Business Combination, page 138

8.	We note the disclosed prospective financial information that AST provided NPA. Tell us whether any other information was provided to NPA to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.

RESPONSE:

AST & Science LLC (“AST”) provided NPA with 10-year models on a monthly basis. Two of the models, the revenue model and operating expenses model, provide the basis for the financial statement model disclosed in the Amended Proxy Statement on pages 138 and 139. We believe the disclosure in the Proxy Statement contained all material information with respect to the projections; however, in response to the Staff’s request, we have revised the disclosure on pages 139 and 140 to include supplemental disclosure of the material estimates and assumptions upon which the financial statement model was based.

Other Information About AST
Overview, page 167

9.	We note your disclosure on page 180 that AST has not generated significant revenues and does not expect to begin generating revenues from its SpaceMobile Service until 2023. Please revise here and elsewhere to more prominently disclose that AST has not generated revenue from its SpaceMobile Service to date and does not expect to do so until 2023. This disclosure should explain the basis for determining the number of subscribers, including the basis for the rapid adoption of your products and the impacts of entry of competitors. In addition, explain how you estimated the operating expenses and why you believe those estimates are reasonable. Describe how you factored the cost of building and placing satellites into this model and the underlying valuation. That is, the model should reflect the estimated depreciation and amortization expense. Further, the model should explain how you plan to fund the capital expenditures as well.

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on pages 138 through 140, and 186, to reflect the Staff’s comment.

10.	You disclose that AST believes that the SpaceMobile Service would be the first global direct mobile broadband network to provide connectivity to any standard, unmodified, off-the- shelf mobile phone. We also note that you are partnering with mobile network operators to provide this service and will share revenues with these MNOs. Please revise to clarify whether you will also need to enter into agreements with mobile phone or other device manufacturers to offer this service on their devices and whether there is a material risk that device manufacturers could unilaterally prohibit your service from being offered on their devices.

RESPONSE:

SpaceMobile does not anticipate entering into agreements with mobile phone or device manufactures. The SpaceMobile Service is designed to work with the MNO’s network as an extension of the terrestrial coverage assets and will use the MNO’s standard cellular spectrum. The SpaceMobile Service will work with any cell phone, regardless of make or model. Commonly available standard mobile phones of any make or model will not distinguish between the terrestrial network or SpaceMobile satellite. Standard mobile phones will not require an operating system update, special app, internal modifications or external hardware. In the unlikely event a phone manufacturer or device manufacturer was able to block the SpaceMobile service from certain devices, Management believes consumers would be less likely to purchase such devices. As such, we have revised the disclosure on pages 173 and 174 to reflect the Staff’s comment.

Executive and Director Compensation of AST, page 202

11.	You provide AST executive compensation disclosure for 2019 here and for NPA on page 193. Please revise to also provide executive compensation disclosure for the fiscal year ended December 31, 2020 for both AST and NPA

RESPONSE:

Pursuant to the Staff’s request, we have revised the disclosure on pages 199 and 212 through 218 to reflect the Staff’s comment.

Description of SpaceMobile Securities
Common Stock, page 231

12.	You disclose that each share of Class C Common Stock will, (i) prior to the Sunset Date, entitle the holder thereof to cast a number of votes on all matters on which stockholders generally are entitled to vote equal to the lesser of (x) 10 votes and (y) the Class C Share Voting Amount and (ii) from and after the Sunset Date, entitle the holder thereof to cast one vote. Please provide us with detailed examples of how the voting rights of SpaceMobile's Class C common stock will be calculated and discuss the practical effects of this formula. Additionally, you state that the above formula "generally" applies to the calculation of Class C voting rights. Please clarify any exceptions.

RESPONSE:

The Staff’s comment is noted. Upon further review, the word “generally” is not needed and we have revised the disclosure on pages 2, 42, 76, 77, 87, 209 and 243 to remove the word “generally” when describing the applicability of the Class C Share Voting Amount and clarify that there are no exceptions.

The practical effect of the formula used to calculate the Class C Share Voting Amount is to cap the aggregate voting power of the Class C Common Stock so that, in most scenarios, the voting power of the Class C Common Stock does not increase, or increases more slowly than it would otherwise in the event the Class C holders acquire additional voting stock in SpaceMobile.

Example 1:

To illustrate, please refer to Table 1 below which presents the simplified anticipated ownership of SpaceMobile at Closing.

	AST Units	Class A Shares	Class B Shares	Class C Shares	Total Shares	Total Votes	Voting %	Economic %
Class C Holders	78,163,078	-	-	78,163,078	78,163,078	781,630,780	88.3%	43.1%
Class B Holders	51,636,922	-	51,636,922	-	51,636,922	51,636,922	5.8%	28.4%
Class A Holders	-	51,750,000	-	-	51,750,000	51,750,000	5.9%	28.5%
Total	129,800,000	51,750,000	51,636,922	78,163,078	181,550,000	885,017,702	100.0%	100.0%

At Closing, Class C Share Voting Amount at Closing will equal 10 votes per share, calculated as follows. The Class C Voting Amount is equal to the Class C Aggregate Voting Amount divided by the number of shares of Class C Common Stock then outstanding. The Class C Aggregate Voting Amount is equal to (x) the Closing Class C Percentage, which we anticipate to be 88% at Closing, multiplied by the total voting power (“TVP”) of the outstanding voting stock of SpaceMobile (assuming 10 votes per share for the Class C Common Stock, but excluding from TVP any shares of Class A Common Stock held by a Class C Holder that are attributable to the exchange of AST Common Units (“Exchanged Votes”)) minus (y) the total voting power of the outstanding stock of SpaceMobile (other than Class C Common Stock) owned or controlled by the Key Holders (the “Non-C Votes”).

The TVP is equal to 885,017,702 (per the above table, calculating 1 vote for each share of Class A and Class B stock, and 10 votes per share of Class C stock and less Exchanged Votes, which are 0) and 88% of the TVP is approximately 781,630,780. From this product is subtracted any votes of Class C stockholders that are not attributable to shares of Class C Common Stock (Non-C Votes)–as of Closing this is 0 votes.

Class C Aggregate Voting Amount	= ((88% * (TVP - Exchanged Votes)) - Non-C Votes
= ((88% * 885,017,702) – 0)
= (781,630,780 – 0)
= 781,630,780

Class C Share Voting Amount	= 781,630,780 / Shares of Class C Outstanding
= 781,630,780 / 78,163,070
= 10 Votes

Because the number of votes per Class C Share is equal to the lesser of 10 and the Class C Share Voting Amount, the votes per Class C share at Closing will be 10.

Example 2

To illustrate how the Class C voting power is calculated after Closing and when there have been changes in the ownership and capitalization of SpaceMobile, please refer to the following table, which shows the voting and economic interest of the classes of shareholders if the Class C holders were to purchase 50 million additional shares of Class A Common Stock (not through an exchange of AST Common Units).

	AST Units	Class A Shares	Class B Shares	Class C Shares	Total Shares	Total Raw Votes*	Total Votes (Adj.)**	Voting %	Economic %
Class C Holders	78,163,078	50,000,000	-	78,163,078	128,163,078	831,630,780	825,789,828	88.9%	55.4%
Class B Holders	51,636,922	-	51,636,922	-	51,636,922	51,636,922	51,636,922	5.5%	22.3%
Class A Holders	-	51,750,000	-	-	51,750,000	51,750,000	51,750,000	5.6%	22.3%
Total	129,800,000	100,750,000	51,636,922	78,163,078	231,550,000	935,017,702	929,176,750	100.0%	100.0%

*	Calculated using 10 votes per Class C Share
**	Calculated with votes per Class C Share equal to the Class C Voting Amount at this capitalization (approx. 9.9253).

In this scenario, the TVP is increased by 50 million votes, but these are also subtracted from the calculation of “Class C Aggregate Voting Amount” because they are owned by the Class C holders and not attributable to Class C Common Stock. The calculations are as follows:

Class C Aggregate Voting Amount	= ((88% * (TVP - Exchanged Votes)) - Non-C Votes
= ((88% * 935,017,702) – 50,000,000)
= (825,789,827 – 50,000,000)
= 775,789,827

Class C Share Voting Amount	= 775,789,827 / Shares of Class C Outstanding
= 775,789,827 / 78,163,070
= 9.9253 Votes per share

The shares of Class C Common Stock bear the number of votes equal to the lesser of 10 and the Class C Share Voting Amount. Here, the Class C Share Voting Amount is less than ten, so each share of Class C Common Stock would bear 9.9253 votes per share. Without the capping effect of the Class C Share Voting Amount, the holders of Class C Common Stock would be entitled to vote a total of 831,630,780 votes (that is 78,163,078 Class C shares multiplied by 10 votes, plus 50,000,000 Class A shares multiplied by 1 vote), however, the because the Class C Voting Amount is less than 10, the total number of votes that the holders of Class C Common Stock have is reduced to 825,789,827 (that is 78,163,078 Class C shares multiplied by 9.9253 votes, plus 50,000,000 Class A shares multiplied by 1 vote). The effect in this scenario is that, although the Class C holders purchased an additional 50 million Class A shares, the overall voting power of the Class C Holders is collared by reducing the number of votes each share of Class C Common Stock bears from 10 votes to 9.9253 votes per share. In this example, the Class C holders directly purchased the additional 50 million Class A shares. However, if the Class C holders had instead received these Class A Shares in exchange for AST Common Units, those Class A shares would be excluded from the calculation of TVP as “Exchanged Votes” and the Class C voting power would not be increased.

General

13.	Please include a form of proxy with your next amendment.

RESPONSE:

Pursuant to the Staff’s request, the form of proxy has been included and filed with the Amended Proxy Statement.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334.

Very truly yours,

NEW PROVIDENCE ACQUISITION CORP..

By:	/s/ James Bradley
Name:	James Bradley
Title:	Chief Financial Officer, Principal Financial and Accounting Officer

Enclosures

cc: Julian Seiguer, P.C. (Kirkland & Ellis LLP)